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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Name of Issuer:  Acrodyne Communications
Title of Class of Securities:  Common Stock
CUSIP Number:  00500E-10-4

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

   Catherine L. McDonald, Bentley Capital Management, 520 Madison Avenue,
                     New York, NY 10022; (212) 376-5708

           (Date of Event which Requires Filing of this Statement)

                                July 11, 1996

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  00500E-10-4

1.  Name of Reporting Person
    S.S. OR I.R.S. Identification No. of Above Person

         Bentley Capital Management, Inc.
         13-3641705

2.  Check the Appropriate Box if a Member of a Group
         N/A
         (a)
         (b)

3.  SEC Use Only

4.  Source of Funds*

         AF

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)  N/A

6.  Citizen or Place of Organization

         A New York State Corporation

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         0

8.  Shared Voting Power:

         0

9.  Sole Dispositive Power:

         0

10. Shared Dispositive Power:

         0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*  N/A



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13. Percent of Class Represented by Amount in Row (11)

         0.00%

14. Type of Reporting Person*

         IA

Item 1. Security and Issuer

Acrodyne Communications
516 Township Line Road
Bluebell, PA 19422

Item 2. Identity and Background

    This statement filed on behalf of the following Investment
    Adviser:

Bentley Capital Management, Inc.

The investment adviser named above has never been convicted of any criminal proceeding.

The investment adviser named above has not, in the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

The investment adviser is incorporated in New York State.

Item 3. Source and Amount of Funds or other Consideration

    As of the date hereof, Bentley Capital Management, Inc. has acquired 145,000 shares of Acrodyne Communications for client accounts.

Item 4. Purpose of Transaction

All of the shares described in Item 3. were acquired for investment purposes. The investment adviser reserves the right to purchase additional shares of the common stock of Acrodyne
Communications or to dispose of such shares in the open market or in privately negotiated transactions or in any other such lawful manner in the future.

Item 5. Interest in the Securities of the Issuer




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The investment adviser named above acquired 145,000 shares of
Acrodyne Communications, representing approximately 5.41% of the common stock outstanding (145,000/2,680,000 = 5.41%) utilizing the over-the-counter market. The following details the acquisition date, number of shares and price paid for the shares acquired for our initial filing. 145,000 shares were purchased, and no shares were disposed.

Bentley Capital Management, Inc. (for client accounts) -

Purchased:

7/05/96     7,500 shares @ 6.750
7/11/96   137,500 shares @ 6.426


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The investment adviser named above has no contract, understanding or relationship with any person with respect to the securities issued by Acrodyne Communications.

Item 7. Material to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 16, 1996                /s/ Robert M. Sussman
_____________                _________________________________
    Date                              Signature

                             Robert M. Sussman
                             President
                             Bentley Capital Management, Inc.


July 16, 1996                /s/ Catherine McDonald
______________               _________________________________
     Date                             Signature

                             Bentley Capital Management
                             By: Catherine McDonald
                             Managing Director



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